

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 APR 29 AM 7:21



03022362

16 April 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Exemption File 82-5204

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Dear Sir,

GKN plc – Announcement

For your information I enclose a copy of the above, which was sent to the London Stock Exchange yesterday.

Yours faithfully,

pp

David Pavey
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

GKN plc

On 14 April 2003 GKN plc (the 'Company') was informed that as at 8 April 2003 Barclays plc held a 3.06% notifiable interest in the share capital of the Company. On the same day the Company was subsequently informed that as at 10 April 2003 Barclays plc no longer had a notifiable interest in the capital of the Company.

GKN plc
15 April 2003